

June 9, 2011

Via Email
Ku Wai Li
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re: Globe Net Wireless Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 23, 2011**
> **File No. 333-172172**

Dear Mr. Li:

  We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 10, 2011.

Prospectus Summary

The Offering, page 6

1. We note your revised disclosure in response to prior comment 3, but it appears that page 6 of your registration statement still indicates that the net proceeds to Globe Net is "nil." Given that you are offering 5,000,000 shares of common stock, please revise the table to include the maximum amount of proceeds from the primary offering and a concise description of the use of proceeds.

Summary Financial Information, page 6

2. Please provide the calculations that support your disclosure for the $(5,540) of working capital deficit at February 28, 2011 or revise your disclosures accordingly.

3. Tell us why the net loss for the period from inception (September 4, 2009) to February 28, 2011 as presented on page 6 does not agree to the amounts presented in your Statement of Operations on page F2-2 or revise your disclosures accordingly.

Risk Factors, page 7

4. We note that the company's sole executive officer and director, Ku Wai Li, is located in China, however, we further not from your revised disclosures on page 19 that the

company intends to market your products in North America. Please tell us what services Mr. Li provides to the company and tell us if conducting such services from China while your sales will be conducted in North America impacts the company's ability to conduct your operations. In this regard, tell us whether these geographical differences pose any risk to the company's ability to create the necessary accounting controls and procedures and to maintain the appropriate records in order to maintain effective disclosure controls and procedures and internal controls over financial reporting. To the extent that they do, tell us how you considered including a discussion of such risks in your Risk Factor disclosures.

Dilution, page 13

5.   Revise to calculate the tangible assets after the offering and the pro forma net tangible book value per share using the net proceeds received from the offering.

Description of Business

Plan of Operation, page 20

6.   We note your revised disclosure in response to prior comment 11 regarding the portions of your business plan that you will be able to implement if you are only able to sell 20%, 40%, 60% or 80% of the shares in this offering. However, it is unclear whether you have taken into account the costs of being a public reporting company when projecting the level of implementation that you will be able to accomplish. In this regard, we note your disclosure on page 9 that you estimate approximately $12,000 for the preparation and audit of the financial statements, and an additional $20,000 for the preparation of the annual and quarterly reports, a final prospectus filing and a Form 8-A filing. With the proceeds of $27,000 when you sell 20% of the shares, it is unclear how you concluded that you will be able to fully implement both phase 1 and phase 2 of your business plan for which you have budgeted $15,000 and $10,000, respectively. Please explain how you have accounted for the increased administrative costs of being a public reporting company.

7.   Please refer to prior comment 12 and explain the basis for your belief that you will be able to "actively offer" the Apple TV appliance to your customers if you do not have an agreement with Apple Inc. to sell this product.

SEC Filings, page 25

8.   We note that your revised disclosure in response to prior comment 13 continues to state that you will file beneficial ownership reports with the SEC although you will not be subject to the beneficial ownership reporting requirement as a Section 15(d) issuer. Be advised that beneficial ownership reports, when applicable, are filing obligations of the beneficial holder, not the issuer. We also note your disclosure that the company "is only obliged to report to the SEC for one year" without clarifying that you will continue to have a duty to file under Section 15(d) of the Exchange Act if your securities are held of

record by at least three hundred persons. Please clarify the conditions that will result in a suspension of your reporting obligations as a Section 15(d) issuer. Also revise the risk factor on page 9 regarding your reporting status to make corresponding changes and to reflect that you will be a reporting company under Section 15(d) once the registration statement is effective.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 50

9.   Please update the timeline of your planned operations to the extent necessary to reflect the development, completion and execution of your planned operations over the next 12 months.

Unaudited Interim Financial Statements

Balance Sheet, page F2-1

10.   The assets included in your February 28, 2011 balance sheet do not equal the total assets shown of $4,760. Please revise.

Statement of Operations, page F2-2

11.   Revise to include brackets around the net loss and comprehensive loss information for all periods presented.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via Email
        Rene Daignault